Exhibit 99.1

For Immediate Release
March 17, 2004

SAP AG Recommends Dividend Increase

WALLDORF — March 17, 2004 — The Executive Board and Supervisory Board of SAP AG (NYSE:SAP) recommend that shareholders approve a dividend of €0.80 per ordinary share at this year’s Annual General Meeting. In 2002, the dividend was €0.60 per ordinary share.

If the shareholders approve this recommendation and treasury stock remains at the 2003 year-end level, the total amount distributed in dividends would be approximately €249 million.

The Annual General Meeting is scheduled for May 6, 2004 in Mannheim, Germany. The payment of the dividend is scheduled for May 7, 2004.

Note to holders of SAP ADRs (American Depositary Receipts):

One SAP ADR (American Depositary Receipt) represents one-fourth of SAP AG’s ordinary share. Accordingly, the final dividend per ADR is calculated as one-fourth of the €0.80 dividend and is dependent on the Euro/US-Dollar exchange rate.

SAP AG pays cash dividends in Euro, so that exchange rate fluctuations will also affect the US-Dollar amounts received by the holders of ADRs on the conversion into US-Dollars of cash dividends paid in Euro on the ordinary shares represented by the ADRs. The final dividend payment by SAP AG to the depositary bank is scheduled for May 7, 2004. The depositary bank will then convert the dividend payment from Euro into US-Dollar as promptly as practicable.

About SAP

SAP is the world’s leading provider of business software solutions. SAP® solutions are designed to meet the demands of companies of all sizes—from small and midsize businesses to global enterprises. Powered by the SAP NetWeaver™ open integration and application platform to reduce complexity and total cost of ownership and empower business change and innovation, mySAP™ Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. The unique core processes of various industries, from aerospace to utilities, are supported by SAP’s 28 industry-specific solution portfolios. Today, more than 21,600 customers in over 120 countries run more than 69,700 installations of SAP® software. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at http://www.sap.com)

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s Annual Report on Form 20-F for 2002 filed with the SEC on March 21, 2003. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Markus Berner, +49 (6227) 7-42548, markus.berner@sap.com, CET

For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EDT